UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUANTA SERVICES, INC.
(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.00001 per share,
Having an Exercise Price of $10.00 or More
(Title of Class of Securities)

74762E 10 2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dana A. Gordon
Vice President, General Counsel and Secretary
Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, Texas 77056
(713) 629-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:
Eric A. Blumrosen
Gardere Wynne Sewell LLP
1000 Louisiana, Suite 3400
Houston, Texas 77002-5007
(713) 276-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,770,677	$1,175

*
Calculated solely for purposes of determining the filing fee. This amount assumes that 3,317,059 shares of common stock of Quanta Services, Inc., having an aggregate value of $12,770,677 as of January 17, 2003 will be issued, subject to restricted stock awards, in exchange for the maximum 7,430,213 options eligible to be exchanged pursuant to the offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per million dollars of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable. Filing party: Not applicable. Form of registration No.: Not applicable. Date filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in “Summary Term Sheet” in the Offer to Exchange, dated January 21, 2003 and attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Quanta Services, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 1360 Post Oak Blvd., Suite 2100, Houston, Texas 77056, and its telephone number is (713) 629-7600. The information set forth under “Certain Information About Us” in the Offer to Exchange is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange from its current employees and consultants, certain stock options outstanding under the Company’s 2001 Stock Incentive Plan (the “Plan”) to acquire shares of its common stock, par value $.00001 per share, having an exercise price of $10.00 or more (the “Eligible Options”), for shares of restricted stock that will be granted under the Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related letter of transmittal (the “Letter of Transmittal,” which together with the Offer to Exchange constitute the “Offer”). As of January 10, 2003, there were 7,430,213 Eligible Options issued and outstanding. A form of the Letter of Transmittal is attached hereto as Exhibit (a)(2). The information set forth in “Number of Options; Expiration Date; Vesting Schedule” and “Source and Amount of Consideration; Terms of Restricted Stock Awards” in the Offer to Exchange is incorporated herein by reference.

(c) The information set forth in “Price Range of Our Common Stock” in the Offer to Exchange is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The issuer is the filing person. The information set forth under Item 2(a) above and set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in “Summary Term Sheet,” “Introduction,” “Number of Options; Expiration Date; Vesting Schedule,” “Procedures for Tendering Options,” “Withdrawal Rights,” “Acceptance of Options for Exchange,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of Restricted Stock Awards,” “Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Certain Legal Matters; Regulatory Approvals,” “Certain Income Tax Consequences” and “Extension of Offer; Termination; Amendment” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in “Purpose of the Offer” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer” in the Offer to Exchange is incorporated herein by reference.

(c) The information set forth in “Certain Information About Us” in the Offer to Exchange is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Source and Amount of Consideration; Terms of Restricted Stock Awards” and “Fees and Expenses” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Conditions of the Offer” in the Offer to Exchange is incorporated herein by reference.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 9. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in “Certain Information About Us” and “Additional Information” in the Offer to Exchange, and pages 29 to 57 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 and pages 1 to 12 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 is incorporated herein by reference.

(b) The information set forth in “Certain Information About Us” in the Offer to Exchange is incorporated herein by reference.

(c) The information set forth in “Certain Information About Us” in the Offer to Exchange is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” and “Certain Legal Matters; Regulatory Approvals” in the Offer to Exchange is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a) (1)	Offer to Exchange, dated January 21, 2003.
(a) (2)	Form of Letter of Transmittal.
(a) (3)	Form of Letter to Holders.

(a	) (4)
Pages 29 through 57 of the Quanta Services, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, incorporated herein by reference.

(a	) (5)
Pages 1 through 12 of the Quanta Services, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, incorporated herein by reference.

(b	)	Not applicable.

(d	) (1)
Quanta Services, Inc. 2001 Stock Incentive Plan (amending and restating the 1997 Stock Option Plan), filed as Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and incorporated herein by reference.

(d	) (2)
Amendment No. 1 to Quanta Services, Inc. 2001 Stock Incentive Plan, filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(d	) (3)	Amendment No. 2 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d	) (4)	Amendment No. 3 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d	) (5)	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1) and incorporated herein by reference).

(g	)	Not applicable.

(h	)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUANTA SERVICES, INC.

By:	/s/ DANA A. GORDON
Dana A. Gordon Vice President, General Counsel and Secretary

Dated:  January 21, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a) (1)	Offer to Exchange, dated January 21, 2003.

(a) (2)	Form of Letter of Transmittal.

(a) (3)	Form of Letter to Holders.

(a) (4)
Pages 29 through 57 of the Quanta Services, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, incorporated herein by reference.

(a) (5)
Pages 1 through 12 of the Quanta Services, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, incorporated herein by reference.

(b)	Not applicable.

(d) (1)
Quanta Services, Inc. 2001 Stock Incentive Plan (amending and restating the 1997 Stock Option Plan), filed as Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and incorporated herein by reference.

(d) (2)
Amendment No. 1 to Quanta Services, Inc. 2001 Stock Incentive Plan, filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(d) (3)	Amendment No. 2 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d) (4)	Amendment No. 3 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d) (5)	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.